UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 1

                              The Mills Corporation
                              ---------------------
                                (Name of Issuer)

                    Series G Cumulative Redeemable Preferred
                        Stock, par value $0.01 per share
                        --------------------------------
                         (Title of Class of Securities)

                                    601148877
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 2 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Quadrangle Debt Recovery Advisors LP (formerly Quadrangle Debt
                                                 Recovery Advisors LLC)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             772,146
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            772,146
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,146
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 3 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           QDRF Master Ltd
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             547,051
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            547,051
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           547,051
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 4 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael Weinstock
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             772,146
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            772,146
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,146
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 5 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Andrew Herenstein
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             772,146
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            772,146
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,146
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 6 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Christopher Santana
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             772,146
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            772,146
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,146
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No.  601148877                       13G              Page 7 of 14  Pages
----------------------------------                          --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Josiah Rotenberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States, Canada and Israel
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             772,146
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            772,146
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           772,146
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Series G Preferred Stock (as defined in Item 2(d)) of The Mills Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), to amend and restate the Schedule 13G filed on October 13, 2006 (the "Original Schedule 13G"). This Amendment No. 1 reflects a change in the name and organizational form of Advisors (as defined in Item 2(a)), which took place subsequent to the filing of the Original Schedule 13G.

     This Amendment No. 1 hereby amends and restates the Original Schedule 13G as follows:

Item 1(a):        Name of Issuer:
---------         --------------

     The name of the issuer is The Mills Corporation, a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

    The Company's principal executive office is located at 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209.

Item 2(a):        Name of Person Filing:
---------         ---------------------

    This Schedule 13G is filed by:

    (i) Quadrangle Debt Recovery Advisors LP (formerly Quadrangle Debt Recovery Advisors LLC), a Delaware limited partnership ("Advisors"), which serves as advisor to a variety of private investment funds (such funds, including but not limited to QDRF Master Ltd, collectively the "Funds"), with respect to shares of Series G Preferred Stock directly owned by the Funds;

    (ii) QDRF Master Ltd, a Cayman Islands company ("QDRF"), with respect to shares of Series G Preferred Stock directly beneficially owned by it;

    (iii) Mr. Michael Weinstock ("Mr. Weinstock"), who is a managing principal of Advisors, with respect to shares of Series G Preferred Stock that may be deemed to be indirectly beneficially owned by Mr. Weinstock by virtue of such position;

    (iv) Mr. Andrew Herenstein ("Mr. Herenstein"), who is a managing principal of Advisors, with respect to shares of Series G Preferred Stock that may be deemed to be indirectly beneficially owned by Mr. Herenstein by virtue of such position;

    (v) Mr. Christopher Santana ("Mr. Santana"), who is a managing principal of Advisors, with respect to shares of Series G Preferred Stock that may be deemed to be indirectly beneficially owned by Mr. Santana by virtue of such position; and

    (vi) Mr. Josiah Rotenberg ("Mr. Rotenberg"), who is a managing principal of Advisors, with respect to shares of Series G Preferred Stock that may be deemed to be indirectly beneficially owned by Mr. Rotenberg by virtue of such position.

     Advisors, QDRF, Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg explicitly disclaims beneficial ownership of the Series G Preferred Stock reported on this Amendment No. 1 except to the extent of his pecuniary interest therein.

Item 2(b):        Address of Principal Business Office or, if None, Residence:
---------         ------------------------------------------------------------

     The address of the principal business office of Advisors, Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is 375 Park Avenue, New York, New York 10152. The address of the principal business office of QDRF is c/o Walkers SPV Limited, Walker House, PO Box 908GT, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c):        Citizenship:
---------         -----------

     Advisors is organized as a limited partnership under the laws of the State of Delaware. QDRF is organized as a company under the laws of the Cayman Islands. Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg are United States citizens. Mr. Rotenberg is also a citizen of Canada and Israel.

Item 2(d):        Title of Class of Securities:
---------         ----------------------------

     Series G Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series G Preferred Stock").

Item 2(e):        CUSIP Number:
---------         ------------

     601148877.

Item 3:           If this statement is filed pursuant to Rules 13d-1(b) or
------            --------------------------------------------------------
                  13d-2(b) or (c), check whether the person filing is a:
                  -----------------------------------------------------

          A.      [ ] Broker or dealer registered under Section 15 of the Act,
          B.      [ ] Bank as defined in Section 3(a)(6) of the Act,

          C.      [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,
          D.      [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,
          E.      [ ] Investment Adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E),
          F.      [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      13d-1 (b)(1)(ii)(F),
          G.      [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
          H.      [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
          I.      [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          J.      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:           Ownership:
------            ----------

The beneficial ownership of Series G Preferred Stock by the Reporting Persons, as of December 31, 2006, is as follows:

  A. Advisors
     --------
     (a) Amount beneficially owned: 772,146
     (b) Percent of class: 8.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 772,146
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  772,146

  B. QDRF
     ----
     (a) Amount beneficially owned: 547,051
     (b) Percent of class: 5.9%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 547,051
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  547,051

  C. Mr. Weinstock
     -------------
     (a) Amount beneficially owned: 772,146
     (b) Percent of class: 8.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 772,146
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  772,146

  D. Mr. Herenstein
     --------------
     (a) Amount beneficially owned: 772,146
     (b) Percent of class: 8.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 772,146
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  772,146

  E. Mr. Santana
     -----------
     (a) Amount beneficially owned: 772,146
     (b) Percent of class: 8.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 772,146
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  772,146

  F. Mr. Rotenberg
     -------------
     (a) Amount beneficially owned: 772,146
     (b) Percent of class: 8.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 772,146
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition:  772,146

Item 5:   Ownership of Five Percent or Less of a Class:
------    --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Series G Preferred Stock.

Item 7:   Identification and Classification of the Subsidiary Which
------    ----------------------------------------------------------
          Acquired the Security Being Reported on by the Parent Holding
          --------------------------------------------------------------
          Company:
          -------

Not applicable.

Item 8:   Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

Not applicable.

Item 9:   Notice of Dissolution of Group:
------    ------------------------------

Not applicable.

Item 10:  Certification:
-------   -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2007



                                        QUADRANGLE DEBT RECOVERY ADVISORS LP


                                        By:  /s/ Michael Weinstock
                                             -----------------------------------
                                             Name:  Michael Weinstock
                                             Title: Managing Principal



                                        QDRF MASTER LTD

                                        By: Quadrangle Debt Recovery Advisors
                                            LP, its investment advisor


                                        By:  /s/ Michael Weinstock
                                             -----------------------------------
                                             Name:  Michael Weinstock
                                             Title: Managing Principal



                                        MICHAEL WEINSTOCK


                                        /s/ Michael Weinstock
                                        ----------------------------------------



                                        CHRISTOPHER SANTANA

                                        /s/ Christopher Santana
                                        ----------------------------------------



                                        ANDREW HERENSTEIN


                                       /s/ Andrew Herenstein
                                       -----------------------------------------



                                        JOSIAH ROTENBERG


                                        By: /s/ Robert Burns
                                            ------------------------------------
                                            Name:  Robert Burns
                                            Title: Attorney-in-Fact









               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                     WITH RESPECT TO THE MILLS CORPORATION]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Amended and Restated Joint Filing Agreement, dated February 12, 2007, by and between Quadrangle Debt Recovery Advisors LP, QDRF Master Ltd, Mr. Michael Weinstock, Mr. Andrew Herenstein, Mr. Christopher Santana and Mr. Josiah Rotenberg.